UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. __)*

FBR Capital Markets Corporation
(Name of Issuer)

Class A Common Stock ($0.01 par value per share)
(Title of Class of Securities)

30247C301
(CUSIP Number)

John Burbank
30 Hotaling Place Suite 300
San Francisco, California 94111
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

April 30, 2008
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30247C301	Page 2 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Passport Global Master Fund SPC Ltd for and on behalf of Portfolio A - Global Strategy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)	[ ]

	(b)	[ x ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
6,601,904

		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
6,601,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,601,904

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.87%

14	TYPE OF REPORTING PERSON*
PN

CUSIP No. 30247C301	Page 3 of 15

SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Partners Group Alternative Strategies PCC Limited Gold Iota Cell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)	[ ]

	(b)	[ x ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
150,600

		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
150,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
150,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.23%

14	TYPE OF REPORTING PERSON*
PN

CUSIP No. 30247C301	Page 4 of 15

SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Passport Holdings, LLC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)	[ ]

	(b)	[ x ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
6,601,904

		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
6,601,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,601,904

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.87%

14	TYPE OF REPORTING PERSON*
OO

CUSIP No. 30247C301	Page 5 of 15

SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Passport Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)	[ ]

	(b)	[ x ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
6,752,504

		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
6,752,504

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,752,504

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.10%

14	TYPE OF REPORTING PERSON*
OO

CUSIP No. 30247C301	Page 6 of 15

SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Passport Capital, LLC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)	[ ]

	(b)	[ x ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
6,752,504

		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
6,752,504

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,752,504

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.10%

14	TYPE OF REPORTING PERSON*
OO

CUSIP No. 30247C301	Page 7 of 15

SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John Burbank

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)	[ ]

	(b)	[ x ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
6,752,504

		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
6,752,504

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,752,504

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.10%

14	TYPE OF REPORTING PERSON*
IN

CUSIP No. 30247C301	Page 8 of 15

Item 1. Security and Issuer.

     FBR Capital Markets Corporation (the “Issuer”), Class A Common Stock, $0.01 par value per share, (the “Shares”)

     The address of the issuer is 1001 Nineteenth Street North, Arlington, VA 22206.

Item 2. Identity and Background.

     (a-c,f) This Schedule 13D is being filed by Passport Global Master Fund SPC Ltd for and on behalf of Portfolio A – Global Strategy (“Fund I”), Partners Group Alternative Strategies PCC Limited Gold Iota Cell (“Fund II”), Passport Holdings, LLC, the special member of Fund I (“Passport Holdings”), Passport Management, LLC, the investment manager to Fund I and Fund II (“Passport Management”), Passport Capital, LLC, the managing member of Passport Holdings and Passport Management (“Passport Capital”) and John Burbank, the sole managing member of Passport Capital (each of Fund I, Fund II, Passport Holdings, Passport Management, Passport Capital and John Burbank may be referred to herein as a “Reporting Person” and collectively may be referred to as “Reporting Persons”).

     Each of Fund I and Fund II is a British Virgin Islands partnership. Each of Passport Holdings, Passport Management and Passport Capital is a Delaware limited liability company. John Burbank is a United States citizen. The principal business address for each of the Reporting Persons is c/o Passport Management, LLC, 30 Hotaling Place, Suite 300, San Francisco, California 94111.

     (d) John Burbank has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     As of the date hereof Fund I may be deemed to beneficially own 6,601,904 Shares.

     As of the date hereof Fund II may be deemed to beneficially own 150,600 Shares.

     As of the date hereof Passport Holdings may be deemed to beneficially own 6,601,904 Shares.

     As of the date hereof Passport Management may be deemed to beneficially own 6,752,504 Shares.

     As of the date hereof Passport Capital may be deemed to beneficially own 6,752,504 Shares.

     As of the date hereof John Burbank may be deemed to beneficially own 6,752,504 Shares.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

CUSIP No. 30247C301	Page 9 of 15

Item 4. Purpose of Transaction.

     The Reporting Persons initially acquired the Shares reported herein because they believe that the Shares represent an attractive investment. The Reporting Persons initially reported their investment on a Schedule 13G on February 14, 2008. On April 30, 2008, John Woodberry, a portfolio manager of Passport Capital, met with management of the Issuer to discuss the Issuer and its business and, during that meeting, requested that an individual designated by the Reporting Persons be appointed to the board of directors of the Issuer. Management of the Issuer indicated that the Issuer will consider the request and respond in due course.

     Each Reporting Person expects to consider and evaluate on an ongoing basis all of its alternatives with respect to its investment in, and intentions with respect to, the Issuer. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deem appropriate. Among other options, each Reporting Person may engage in discussions with management, the board of directors and/or other shareholders of the Issuer regarding the Issuer’s strategic direction and opportunities to enhance shareholder value. In addition, each Reporting Person may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional shares of Class A Common Stock; dispose of all or a portion of the securities of the Issuer, including the shares of Class A Common Stock, that such Reporting Person now own or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.

     Except as described in this Item 4 and in Item 6 herein, which are incorporated herein by reference, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein.

Item 5. Interest in Securities of the Issuer.

     (a, b) As of the date hereof, Fund I may be deemed to be the beneficial owner of 6,601,904 Shares, constituting 9.87% of the Shares of the Issuer, based upon 66,883,317 Shares outstanding as of April 24, 2008.

     Fund I has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,601,904 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,601,904 Shares.

     (a, b) As of the date hereof, Fund II may be deemed to be the beneficial owner of 150,600 Shares, constituting 0.23% of the Shares of the Issuer, based upon 66,883,317 Shares outstanding as of April 24, 2008.

     Fund II has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 150,600 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 150,600 Shares.

     (a, b) As of the date hereof, Passport Holdings may be deemed to be the beneficial owner of 6,601,904 Shares, constituting 9.87% of the Shares of the Issuer, based upon 66,883,317 Shares outstanding as of April 24, 2008.

     Passport Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,601,904 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,601,904 Shares.

     Passport Holdings specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 30247C301	Page 10 of 15

     (a, b) As of the date hereof, Passport Management may be deemed to be the beneficial owner of 6,752,504 Shares, constituting 10.10% of the Shares of the Issuer, based upon 66,883,317 Shares outstanding as of April 24, 2008.

     Passport Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,752,504 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,752,504 Shares.

     Passport Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, Passport Capital may be deemed to be the beneficial owner of 6,752,504 Shares, constituting 10.10% of the Shares of the Issuer, based upon 66,883,317 Shares outstanding as of April 24, 2008.

     Passport Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,752,504 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,752,504 Shares.

     Passport Capital specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, John Burbank may be deemed to be the beneficial owner of 6,752,504 Shares, constituting 10.10% of the Shares of the Issuer, based upon 66,883,317 Shares outstanding as of April 24, 2008.

     Mr. Burbank has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,752,504 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,752,504 Shares.

     Mr. Burbank specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     (c) Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

Item 6. Material to be Filed as Exhibits.

     Exhibit A: Agreement between the Reporting Persons to file jointly

     Exhibit B: Schedule of Transactions in the Shares of the Issuer during the past sixty days or since the most recent filing on Schedule 13D

CUSIP No. 30247C301	Page 11 of 15

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PASSPORT GLOBAL MASTER FUND SPC LTD FOR
AND ON BEHALF OF PORTFOLIO – A GLOBAL
STRATEGY

By:	/s/ John Burbank
John Burbank
Director

PARTNERS GROUP ALTERNATIVE STRATEGIES PCC
LIMITED GLOBAL IOTA CELL

By:	Passport Management, LLC
as Trading Advisor

By:	Passport Capital, LLC
as Managing Member

By:	/s/ John Burbank
John Burbank
Managing Member

PASSPORT HOLDINGS, LLC*

By:	Passport Capital, LLC
as Managing Member

By:	/s/ John Burbank
John Burbank
Managing Member

PASSPORT MANAGEMENT, LLC*

By:	Passport Capital, LLC
as Managing Member

By:	/s/ John Burbank
John Burbank
Managing Member

CUSIP No. 30247C301	Page 12 of 15

PASSPORT CAPITAL, LLC*

By:	/s/ John Burbank
John Burbank
Managing Member

By:	/s/ John Burbank
John Burbank*

May 9, 2008

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 30247C301	Page 13 of 15

EXHIBIT A

AGREEMENT

     The undersigned agree that this Schedule 13D dated May 9, 2008 relating to the Class A Common Stock ($0.01 par value per share) of FBR Capital Markets Corporation shall be filed on behalf of the undersigned.

PASSPORT GLOBAL MASTER FUND SPC LTD FOR
AND ON BEHALF OF PORTFOLIO – A GLOBAL
STRATEGY

By:	/s/ John Burbank
John Burbank
Director

PARTNERS GROUP ALTERNATIVE STRATEGIES PCC
LIMITED GLOBAL IOTA CELL

By:	Passport Management, LLC
as Trading Advisor

By:	Passport Capital, LLC
as Managing Member

By:	/s/ John Burbank
John Burbank
Managing Member

PASSPORT HOLDINGS, LLC*

By:	Passport Capital, LLC
as Managing Member

By:	/s/ John Burbank
John Burbank
Managing Member

CUSIP No. 30247C301	Page 14 of 15

PASSPORT MANAGEMENT, LLC*

By:	Passport Capital, LLC
as Managing Member

By:	/s/ John Burbank
John Burbank
Managing Member

PASSPORT CAPITAL, LLC*

By:	/s/ John Burbank
John Burbank
Managing Member

By:	/s/ John Burbank
John Burbank*

May 9, 2008

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

CUSIP No. 30247C301	Page 15 of 15

EXHIBIT B

Transactions in the Class A Common Stock ($0.01 par value per share)

TRANSACTIONS BY PASSPORT GLOBAL MASTER FUND SPC LTD FOR AND ON BEHALF
OF PORTFOLIO – A GLOBAL STRATEGY

Date of	Number of Shares	Price per Shares
Transaction	Purchase (Sold)

TRANSACTIONS BY PARTNERS GROUP ALTERNATIVE STRATEGIES PCC LIMITED
GLOBAL IOTA CELL

Date of	Number of Shares	Price per Shares
Transaction	Purchase (Sold)